UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission file number: 001-38775

ITAMAR MEDICAL LTD.

(Name of registrant)

9 Halamish Street, Caesarea 3088900, Israel

(Address of principal executive office)

_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENETS

Itamar Medical Ltd. (the "Registrant" or the "Company") hereby provides notice that the last day on which its Warrants (Series 4), which were issued in December 2015 and which are traded on the Tel Aviv Stock Exchange Ltd., as well as the warrants issued to Viola Growth II A.V. LP, a limited partnership registered in Israel, Viola Growth II (A) L.P., a limited partnership registered in Cayman Islands, and Viola Growth II (B) L.P., a limited partnership registered in Cayman Islands in November 2015 and January 2016, is May 4, 2019, and that after such date, the foregoing warrants shall expire.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ITAMAR MEDICAL LTD.
By: /s/ Shy Basson
Shy Basson Chief Financial Officer

Date: April 14, 2019